

Investor and Media Contact:
Reid Cox
Director of Investor Relations
& Business Development
(209) 926-3417
rcox@pacwest.com

Verizon California Files Lawsuit Against the California Public Utilities Commission and Pac-West Telecomm

Stockton, CA - July 30, 2003 - Pac-West Telecomm, Inc. (Nasdaq: PACW), a provider of integrated communications services to service providers (SPs) and small and medium-sized enterprises (SMEs) in the western U.S., today announced that Verizon California has filed a lawsuit naming the California Public Utilities Commission (CPUC) and Pac-West as codefendants. Verizon's lawsuit seeks to overturn, in part, a May 2003 decision by the CPUC approving an arbitrated interconnection agreement between Verizon and Pac-West, which was entered into on June 2, 2003. Among other allegations, Verizon claims that the May 2003 decision improperly requires Verizon to pay Pac-West over $20 million more for the delivery of telephone calls to Internet service providers over the eighteen months before May 2003 than is permitted under federal law.

Pac-West believes the issues raised in this suit are clearly defined in the 1996 Telecom Act, and have previously been tried and ruled in favor of competitive telecom providers. Pac-West strongly disagrees with the allegations set forth in the lawsuit and intends to vigorously defend its interests.

About Pac-West Telecomm, Inc.

Founded in 1980, Pac-West Telecomm, Inc. (Nasdaq: PACW) is one of the largest competitive local exchange carriers headquartered in California. Pac-West's network carries over 100 million minutes of voice and data traffic per day, and an estimated 20% of the dial-up Internet traffic in California. In addition to California, Pac-West has operations in Nevada, Washington, Arizona, and Oregon. For more information, please visit Pac-West's website at www.pacwest.com.

Forward-Looking Statements

In this press release, our use of the words "outlook," "expect," "anticipate," "estimate," "forecast," "project," "likely," "objective," "plan," "designed," "goal," "target," and similar expressions is intended to identify forward-looking statements. While these statements represent our current judgment on what the future may hold, and we believe these judgments are reasonable, actual results may differ materially due to numerous important risk factors that are described in our Annual Report on Form 10-K for the period ended December 31, 2002, as filed with the SEC on March 31, 2003, which may be revised or supplemented in subsequent reports filed by us with the SEC. Such risk factors include, but are not limited to: our substantial indebtedness; an inability to generate sufficient cash to service our indebtedness; the declining rate at which reciprocal compensation payments are determined; regulatory and legal uncertainty with respect to reciprocal compensation payments received by us; the inability to expand our business as a result of the unavailability of funds to do so; failure to successfully implement our restructuring plan; the possible delisting of our common shares from the Nasdaq SmallCap Market, adverse affects on our operations as a result of the covenants in our senior notes indenture; competition from the ILECs and other competitors and potential competitors, including those competitors with lower cost structures.

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